UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR

SERVICE OF PROCESS AND UNDERTAKING

Explanatory Note: This Amendment No. 1 (the “Amendment”) to New Found Gold Corp. Form F-X, originally filed with the U.S. Securities Exchange Commission on July 22, 2022, (the "Original Form F-X"), is being filed solely to update the signatures and dates that filed with missing information in the original filing. No other changes have been made to the Original Form F-X, other than described above.

A. Name of issuer or person filing (“Filer”): NEW FOUND GOLD CORP.

B. (1) This is [check one]:

☐ an original filing for the Filer.

☒ an amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.  Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	NEW FOUND GOLD CORP.

Form type:	Registration Statement on Form F-10 (the “Form F-10”)

File Number (if known):	333-266285

Filed by:	NEW FOUND GOLD CORP.

Date Filed (if filed concurrently, so indicate):	July 22, 2022

D. The Filer is incorporated or organized under the laws of BRITISH COLUMBIA and has its principal place of business at:

800 WEST PENDER STREET

SUITE 1430

VANCOUVER, BRITISH COLUMBIA

CANADA V6C 2V6

Telephone: (604) 562-9664

E. The Filer designates and appoints CT CORPORATION SYSTEM (“Agent”), located at:

28 LIBERTY ST.
NEW YORK, NEW YORK 10005
(212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Commission; and

(b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on July 22, 2022 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, this 25 day of July, 2022.

Filer: NEW FOUND GOLD CORP.	By:	/s/ Michael Kanevsky

		Name:	Michael Kanevsky
		Title:	Chief Financial Officer

[Signature Page to Form F-X/A]

This statement has been signed by the following person in the capacity indicated on the date indicated.

CT CORPORATION SYSTEM

as Agent for Service of Process for

NEW FOUND GOLD CORP.

	By:	/s/ Olga Hinkel
Name: Olga Hinkel
Title: Vice President

Date: July 25, 2022

[Signature Page to Form F-X/A]